UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Corus Bankshares, Inc.
(Name of Issuer)

Common Stock, $.05 par value
(Title of Class of Securities)

220873103
(CUSIP Number)

Joseph C. Glickman
7770 Starlight Drive
La Jolla, California 92037
(858) 458-1224

Copy to:

Lawrence M. Sherman
401 B Street, Suite 1200
San Diego, California 92101
(619) 231-0303
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 220873103

1	NAMES OF REPORTING PERSONS Joseph C. Glickman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,742
	8	SHARED VOTING POWER 477,020
	9	SOLE DISPOSITIVE POWER 67,742
	10	SHARED DISPOSITIVE POWER 477,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 544,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1%
14	TYPE OF REPORTING PERSON IN

ITEM 1.                      SECURITY AND ISSUER

This Amendment No. 2 amends the Schedule 13D filed on October 10, 2002, as amended by Amendment No. 1 to Schedule 13D, filed on August 31, 2009 by Joseph C. Glickman relating to the Common Stock (the “Common Stock”) of Corus Bankshares, Inc., a Minnesota corporation (the “Company”), with a principal executive office located at 3959 N. Lincoln Ave., Chicago, IL 60613, $0.05 par value per share.

ITEM 2.                      IDENTITY AND BACKGROUND

(a) Name:	Joseph C. Glickman
(b) Residence Address:	7770 Starlight Dr., La Jolla, California 92037
(c) Principal Occupation:	Retired
(d) Criminal Conviction:	None
(e) Civil Proceedings:	None
(f) Citizenship:	USA

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.                      PURPOSE OF TRANSACTION

Joseph C. Glickman currently plans to continue to dispose of certain shares of the Common Stock in open market transactions for financial planning purposes (the “Planned Dispositions”).  Other than the Planned Dispositions, Mr. Glickman does not have any present plans or proposals which related to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

(a)           As of the close of trading on August 28, 2009, giving effect to the dispositions described in paragraph (c) below, Joseph C. Glickman is the beneficial owner of 544,762 shares of the Company’s Common Stock, representing approximately 1% of the issued and outstanding Common Stock of the Company, based on the 53,711,680 shares issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2009, as follows:  (i) Joseph C. Glickman is the record owner of 67,742 shares of Common Stock, over which he has sole voting and dispositive control and (ii) The Joseph C. Glickman Foundation (the “Glickman Foundation”) is the record owner of 477,020 shares of Common Stock, over which Joseph C. Glickman has shared voting and dispositive control with Robert Glickman.  Joseph C. Glickman is deemed to be the beneficial owner of the Glickman Foundation shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b)           The response to Item 5(a) is incorporated herein by reference.

(c)           From June 22, 2009 through August 28, 2009, the Glickman Foundation disposed of 800,000 shares of Common Stock which it owned directly, in multiple transactions at prices ranging from $.2303 to $.503 per share, inclusive.  As of the close of trading on August 28, 2009 the Glickman Foundation was the owner of 477,020 shares of Common Stock.  All of the sales by the Glickman Foundation were open market transactions.

The shares disposed of by the Glickman Foundation from June 22, 2009 through August 28, 2009 represent approximately 1.5% of the total issued and outstanding shares of the Company, which is deemed to be a material decrease in beneficial ownership pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

From August 20, 2009 through August 26, 2009, Joseph C. Glickman disposed of 3,861,458 shares of Common Stock which he owned directly.  These shares were sold at a weighted average price per share of $0.3116 (in multiple transactions at prices ranging from $0.2650 to $0.39 per share, inclusive). As of the close of trading on August 26, 2009, Joseph C. Glickman was the beneficial owner of 544,762 shares of Common Stock, inclusive of the shares owned by the Glickman Foundation.  All of the sales by Joseph C. Glickman were open market transactions.

The shares disposed of by Joseph C. Glickman from August 20, 2009 through August 26, 2009 represent approximately 7.1% of the total issued and outstanding shares of the Company, which is deemed to be a material decrease in beneficial ownership pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.  All of the 3,861,458 shares disposed of by Joseph C. Glickman from August 20, 2009 through August 26, 2009, were owned directly by Joseph C. Glickman.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.                  MATERIAL TO BE FILED AS EXHIBITS

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 31st day of August, 2009

Joseph C. Glickman

/s/ Joseph C. Glickman
Joseph C. Glickman